January 8, 2007

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Michael Pressman, Esq.

Re:	Seitel, Inc.

Preliminary Schedule 14A

Filed December 21, 2006

File No. 001-10165

Dear Ladies and Gentlemen:

On behalf of Seitel, Inc. (“Seitel”), we hereby deliver to you revised pages to the above-referenced preliminary proxy statement on Schedule 14A (the “Schedule 14A”). The changes are marked for your convenience to indicate the revisions made to the Schedule 14A and reflect the following:

1. Changes in the beneficial ownership of Seitel common stock due to issuances of restricted stock to certain officers and directors of Seitel in the ordinary course of business on January 3, 2007;

2. Changes to references to the rollover equity arrangements to indicate that these arrangements are no longer anticipated, but have been completed;

3. Changes to update the disclosure regarding the financing of the merger; and

United States Securities and Exchange Commission

January 8, 2007

4. Completing blanks in the Schedule 14A related to (i) the ownership of Seitel Holdings, LLC and Seitel after the proposed merger, (ii) contact and fee information for the proxy solicitation agent and (iii) the record date and the date, place and time of the special meeting.

In addition to the foregoing, the changed pages also reflect a response to the following comment contained in the letter from the staff of the Securities and Exchange Commission, dated December 22, 2006, with respect to the Schedule 14A:

“Revised Preliminary Schedule 14A

Where You Can Find More Information, page 97

1.	We note your response to comment 27; however, Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed after the date of the proxy statement and before the date of the special meeting. See Rule 13e-3(d)(2) and General Instruction F to Schedule 13E-3.”

Response: The sentence providing for forward incorporation has been removed.

We appreciate the Staff’s willingness to review the forgoing. Because the changes we have made to the Schedule 14A are limited in both number and substance, upon clearance by the Staff of the changes submitted hereby, Seitel will promptly file definitive proxy materials reflecting such changes without first filing revised preliminary proxy materials.

United States Securities and Exchange Commission

January 8, 2007

If you or any other member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to the Schedule 14A, please contact John R. Brantley at 713-221-1301, or the undersigned at 713-221-1323.

Very truly yours, Bracewell & Giuliani LLP

/s/ Corey C. Brown
Corey C. Brown

Enclosure

cc:	Mr. Bryan K. Brown

Porter & Hedges, L.L.P.

1000 Main Street, Suite 3600

Houston, Texas 77002

Mr. Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808